UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MYND ANALYTICS, INC.
 (Name of Issuer)

Common Stock, par value $0.001 share
 (Title of Class of Securities)

62857N202
 (CUSIP Number)

May 28, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index:  Page 7

SCHEDULE 13G
CUSIP No. 62857N202	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
JJBE 123, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
694,123

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
694,123

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
694,123

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.47%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G
CUSIP No. 62857N202	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
ALLAN SCHWEITZER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
694,123

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
694,123

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
694,123

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.47%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 4 of 8 Pages

Item 1(a).               Name of Issuer

MYnd Analytics, Inc. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices

26522 La Alameda, Suite 290, Mission Viejo, California 92691.

Item 2(a).               Name of Person Filing

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	JJBE 123, LLC (“JJBE”); and
ii)	Allan Schweitzer (“Mr. Schweitzer”).

This Statement relates to Shares (as defined herein) held by JJBE, a limited liability company engaged in passive investment activities. Mr. Schweitzer is the Manager of JJBE and, in such capacity, may be deemed to be the indirect beneficial owner of all of the Shares directly held by JJBE and reported herein.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The principal business address of JJBE and Mr. Schweitzer is 1620 26th Street, Suite 6000N, Santa Monica, California 90404.

Item 2(c).               Citizenship:

JJBE is a California limited liability company.  Mr. Schweitzer is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).               CUSIP Number:

62857N202

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                               Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 5 of 8 Pages

Item 4.                    Ownership:
Item 4(a)                Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 694,123 Shares held by JJBE.

Item 4(b)                Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.47% of Shares outstanding. (based on 12,700,016 Shares outstanding, which is the sum of (i) 9,923,525 Shares outstanding as of May 22, 2019, and (ii) 2,776,491 Shares expected to be issued and outstanding upon closing of the Issuer’s direct offering of Shares on May 28, 2019, each according to the Issuer’s Prospectus Supplement filed on May 24, 2019).

Item 4(c)               Number of Shares as to which such person has:

JJBE AND MR. SCHWEITZER:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	694,123
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	694,123

Item 5.                   Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:

The Schweitzer 2007 Trust is the sole member of JJBE and, as such, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JJBE 123, L.L.C.

By:	/s/ Allan Schweitzer
Allan Schweitzer, Manager

ALLAN SCHWEITZER

/s/ Allan Schweitzer

June 7, 2019

Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	8

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of MYnd Analytics, Inc. dated as of June 7, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

JJBE 123, L.L.C.

By:	/s/ Allan Schweitzer
Allan Schweitzer, Manager

ALLAN SCHWEITZER

/s/ Allan Schweitzer

June 7, 2019